PRESS RELEASE **EXHIBIT 99.1**

All amounts are in CDN$ unless otherwise stated

TIW WILL CANCEL ITS SHARES ON DECEMBER 16 AND ANNOUNCES PLAN FOR FUTURE DISTRIBUTIONS

Montréal, Canada, December 2, 2005 –

Cancellation of Shares

Telesystem International Wireless Inc. ("TIW" or the "Company") (TSX Venture, "TIW") announces that, pursuant to the Plan of Arrangement, the Company will cancel all its common shares on December 16, 2005. The shares will no longer be listed for trading on the TSX Venture Exchange at the opening of markets on December 19, 2005. The court-appointed Monitor, KPMG Inc., will then take over all the powers and duties of TIW's directors and shareholders in accordance with the order issued on November 4, 2005 by the Superior Court in Montreal, Quebec.

Declaration of Cash Dividend

TIW also announces that the Canada Revenue Agency and the Ministère du Revenu du Québec have completed their audits of the Company for the periods up to October 31, 2005 and that adjustments to taxable income of the Company will result in tax liability of approximately $17.5 million. The taxation authorities have further agreed that, upon payment of this tax liability, the tax reserves of $255 million previously created by court order in the Plan of Arrangement will be reduced to nil.

In light of the release of the tax reserves, TIW's Board of Directors has declared a dividend equal to the net asset value of the Company, after deducting corporate costs to be incurred until TIW's final liquidation, less $0.01 per common share. Shareholders of record on December 14, 2005 will be entitled to receive this dividend, which will be paid in one or more instalments after the cancellation of TIW's common shares. The payment date and amount of each instalment will be determined by the Monitor, subject to approval by the Court. TIW's common shares will start trading ex-dividend on December 12, 2005.

First Instalment of Cash Dividend

The estimated size of the first instalment of the dividend, for which Court approval will be sought shortly after the cancellation of the shares, is approximately $259 million or $1.1614 per common share and represents substantially all of the Company's remaining net cash assets, after provisions for expenses until liquidation. This amount, when added to previous distributions, corresponds to the Target Return of $19.9614 per share (as defined in the Information Circular dated April 18, 2005). Subject to Court approval, payment of this initial tranche of the dividend is expected to be completed within 60 days. There can be no certainty, however, as to the amount or timing of this or other tranches of the dividend, and the Company makes no representations regarding on such amounts or timing.



Future Instalments of Cash Dividend

After payment of this first tranche of $1.1614 per share, aggregate future distributions, if any, are not expected to exceed approximately $0.12 per share, consisting of the expected recovery of approximately $0.05 per share pursuant to the price adjustment provisions of the Company's agreement with Vodafone and other assets, net of estimated future liquidation costs, of approximately $0.07 per share.

Other Potential Cash Distributions

Shareholders of record on the date of the cancellation of TIW's common shares will retain a right to receive up to $0.01 per common share (being the net assets of TIW that are not included in the dividend described above) upon Final Distribution (as defined in the Information Circular).

Reporting Issuer Status

Following the cancellation and delisting of its shares, the Company also intends to make filings with applicable securities authorities in Canada and the United States to cease to be a reporting company. In accordance with the order issued by the Superior Court, District of Montreal, Province of Québec on November 4, 2005, the Monitor will post on the Company's website or on a dedicated sub-website maintained by the Monitor notice of the occurrence of events that would reasonably be expected to have a significant effect on the timing and amount of any further distribution.

The Information Circular is available by accessing TIW's web site at www.tiw.ca, SEDAR at www.sedar.com or EDGAR at www.sec.gov.

Forward-looking Statements

This news release contains certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, uncertainties and assumptions. Consequently, all of the forward-looking statements made in news release are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations. We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law.

For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.



About TIW

TIW operates under a court-supervised Plan of Arrangement to complete the transaction with Vodafone announced on March 15, 2005, proceed with its liquidation, including the implementation of a claims process and the distribution of net cash to shareholders, cancel its common shares and proceed with its final distribution and be dissolved. TIW's shares are listed on the TSX Venture Exchange ("TIW").

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FOR INFORMATION:

INVESTORS:
JACQUES LACROIX
Telesystem International Wireless Inc.
☎ (514) 673-8466
jlacroix@tiw.ca

Our web site address is: www.tiw.ca